UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April, 2009

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100032

People’s Republic of China

(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes |_| No |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China  Mass Media International Advertising  Corp. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.,  press release dated April 3, 2009, China Mass Media International Advertising Corp. Changes its Name to China Mass Media Corp.

Exhibit 99.1

China Mass Media International Advertising Corp. Changes its Name to China Mass Media Corp.

BEIJING--(BUSINESS WIRE)--April 3, 2009--China Mass Media International Advertising Corp. (“CMM” or “the Company”; NYSE Arca: CMM) announced shareholder resolutions adopted at its extraordinary general meeting of shareholders held in Beijing today. The Company also announced awards presented by China Central Television, or CCTV.

The Company’s proposal related to the name change was adopted at the extraordinary general meeting held today. Effective April 3, 2009, the corporate name will be China Mass Media Corp. The Company’s ticker on the NYSE Arca remains the same as CMM. The Company will make the filings required by its jurisdiction of incorporation and NYSE Arca with respect to the name change.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer commented, “The value of advertisements depends highly upon its platform, and only ads with highly creative contents spread effectively. After years of service in the advertising industry in China, we realize that TV advertisements in its traditional form no longer satisfy the increasing demand of our clients’ branding. Our clients demand a more effective and precise dissemination of their ads. We are determined to produce television ads in a short TV clip that portray creative and appealing features, and integrate naturally with the platform to maximize the impact of advertisements. As our business continues to expand, the extent of our services is evolving beyond that of an advertising company. We believe that our new name reflects our long-term vision for the growth of the Company.”

In addition to the name change, the Company also announced that it was awarded the “Excellent Advertising Agency in 2008” by CCTV on March 6, 2009. As the largest independent advertising agency for CCTV, CMM has established and maintains a close partnership with the network since its incorporation. The Company was awarded “Top Ten Advertising Agency” for three successive years beginning in 2004 in recognition of its extraordinary performance.

In 2009, the Company will partner with CCTV to continue to promote major advertising campaigns, such as “Bidding for Prime Time Advertising Resources of CCTV” and “Chinese New Year Gala”. These campaigns will provide an optimal platform to the Company’s valued customers to maximize their branding efforts.

About China Mass Media Corporation

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers more than 500 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has also been the exclusive advertising agent of the most watched television program in China, Chinese New Year Gala, since its incorporation. Since 2003, the Company has produced over 200 advertisements and has won a number of prestigious awards in China.

CONTACT:
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com
or
Christensen
Hong Kong:
Roger Hu, +852 2117 0861
rhu@ChristensenIR.com
or
United States:
Linda Bergkamp, +1-480-614-3004
lbergkamp@christensenIR.com

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date:	April 3, 2009	By:	/s/ Shengcheng Wang
			Name:	Shengcheng Wang
			Title:	Chairman and Chief Executive Officer